EXHIBIT 99(a)(8)

News Release

May 11, 1998

                                                     Contact:  Sharon Binette
                                                      (207) 283-0156, ext 155


      INTELLIGENT CONTROLS (INCON) ACCEPTS 475,000 SHARES IN TENDER OFFER
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SACO, Maine, May 11, 1998 - Roger E. Brooks, President & CEO of Intelligent
Controls, Inc. (INCON, Amex symbol ITC) announced today, the final details of its Tender Offer to buy back the Company's common shares. The public tender offer, which expired on May 1, 1998, at 5 p.m. Eastern standard time, was initiated by the company to purchase 475,000 shares of its outstanding common stock at $3.25 per share, or a total of $1,543,750.

The offer was over-subscribed by 492,028 shares. Per the original Tender Offer conditions dated March 30, 1998, the company is accepting 475,000 of the 967,028 shares of its common stock tendered. The prorate is final at
49.11984 percent.   The American Stock Transfer & Trust Company is
authorized to begin issuing payments on Monday, May 11, 1998 to shareholders who tendered and to also issue new stock certificates for the balance of shares not accepted in the tender offer.

Additional information about Intelligent Controls, Inc. (INCON) can be found on the Internet at www.intelcon.com.